UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-42133

Rectitude Holdings Ltd

35 Tampines Industrial Avenue 5
T5@Tampines
Singapore 528627
+65 6749 6647

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

On July 29, 2024, the Company issued a press release announcing its financial results ended March 31, 2024. Copies of the press release and the Company’s earning presentation for the fiscal year ended March 31, 2024 are filed as Exhibit 99.1 and 99.2 to this Form 6-K.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Rectitude Holdings Ltd Announces Fiscal Year ended March 31, 2024 Full Year Financial Results
99.2	Earning Presentation of Rectitude Holdings Ltd for the Fiscal Year ended March 31, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rectitude Holdings Ltd

Date: July 29, 2024	By:	/s/ Jian Zhang
	Name:	Jian Zhang
	Title:	Chairman of the Board of Directors and Chief Executive Officer

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